Exhibit 3.65

ARTICLES OF INCORPORATION

OF

REM HEALTH OF IOWA, INC.

The undersigned, being of full age and for the purpose of forming a corporation under the Iowa Business Corporation Act, does hereby adopt the following Articles of Incorporation:

ARTICLE I

Name

The name of this corporation shall be REM Health of Iowa, Inc.

ARTICLE II

Registered Office

The location and address of this corporation’s registered office in this state shall be 55 Gleason Avenue, Suite 100, Council Bluffs, Iowa 51503. The name of this corporation’s initial registered agent at such address is Rick Jones.

ARTICLE III

Authorized Capital

The total authorized number of shares of this corporation is One Million (1,000,000) shares. All common stock shall have the par value of one cent ($.01) per share. The Board of Directors has the authority to establish more than one class or series of shares and to fix the relative rights and preferences of any such different class or series.

ARTICLE IV

Cumulative Voting Prohibition

Shareholders shall have no rights of cumulative voting.

ARTICLE V

Preemptive Rights Prohibition

Shareholders shall have no rights, preemptive or otherwise, to acquire any part of any unissued shares or other securities of this corporation or any rights to purchase shares or other securities of this corporation before the corporation may offer them to other persons.

ARTICLE VI

Incorporator

The name and address of the incorporator of this corporation is:

Scott A. Hendrickson
33 South Sixth Street
3400 City Center
Minneapolis, Minnesota 55402

ARTICLE VII

Limitation of Director Liability

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the corporation’s stock under Iowa Statutes Section 490.833; or (iv) liability for any transaction from which the director derived an improper personal benefit. If the Iowa Business Corporation Law is hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the Iowa Business Corporation Law, as amended. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

ARTICLE VIII

Management of the Corporation

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its board of directors, except that this corporation and its shareholders may enter into any written agreement concerning the management of the business and affairs of the corporation as this corporation and its shareholders deem necessary or appropriate for the management of the business and affairs of the corporation. In the event of any conflict between the terms of such agreement, if any, and the terms of this Article VIII, the terms of such agreement shall take precedence over the terms of this Article VIII.

IN WITNESS WHEREOF, the undersigned has set his hand this 2nd day of June, 1998.

/s/ Scott A. Hendrickson
Scott A. Hendrickson